
03050353

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

15 April 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
APR 2 1 2003
WASH. D.C.
207
SECTION

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 5/14

Enc:

82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

GE Asset Management Incorporated and GE Asset Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holdings are in respect of discretionary investment management services for clients

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

7 April 2003

11) Date company informed

15 April 2003

12) Total holding following this notification

36,550,295

13) Total percentage holding of issued class following this notification

5.05%

82-5205

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 15 April 2003

Details of Registered Holders

General Electric Pension Trust	14,994,872
GE IP-Int'l	800,276
Ontario Pension Board	343,199
CDP Capital	990,146
Raytheon International SM Cap	12,348
Talvest International Equity	129,566
Nav Canada Pension Plan	347,409
Public Employees Retirement NV	1,230,710
California Public Emp Ret Sys	1,879,880
Indiana PBLC Emp Retirement Fd	844,256
Stitching GE Pension Funds	39,222
Raytheon MPT - Intl SM Cap	60,769
Canadian Broadcasting Company	216,773
GE Pension Ltd GBL	33,930
Chrysler Corporation	1,728,391
N Carolina Retirement System	1,868,051
Tal Private Mgt Intl Equity Fd	311,161
CAAT Pension Plan - GE Inv	926,673
Alberta Teachers Intl Equity	846,874
Mitsui Trust 0109902	70,251
GEIM Pepperdine University	11,236
Elfun International Equity Fund	563,812
Elfun Diversified Fund-Compos.	126,306
GE Investments Int'l Fund-NYC	3,985,541
G.E. Commingled Pool	682,252
Chrysler Veba	756,643
GE Investment Int'l Trade Pool	131,067
GE Investments CDA Int'l Equit	443,772
GCBOI Global Equity Ex Japan	81,070
Inst GE International Equity	1,145,111
Inst GE Strategic Investment	32,668
Inst GE Europe EQ	20,061
Inst GE Premr Int'l	24,817
GEI Total Return	74,407
GEI International Equity Fund	119,137
GEI International Small Cap Fund	107,763
GEI Int'l Equity Select Fund	101,642
GE Global Equity Fund	62,371
GE International Equity Fund	174,212
GE Strategic Fund	131,658
GE Premier Int'l Equity	30,970
GE PP Interntnl Equity Focus	69,022